UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HAGERTY, INC.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock	405166117
Warrants to Acquire Shares of Class A Common Stock	405166125
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Diana Chafey
Chief Legal Officer and Corporate Secretary
121 Drivers Edge
Traverse City, Michigan 49684
(800) 922-4050
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
Kevin Criddle
Andrew Ledbetter
DLA Piper LLP (US)
2525 East Camelback Road, Suite 1000
Phoenix, Arizona 85016
(480)606-5100

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Hagerty, Inc., a Delaware corporation (the “Company,” “us,” or “we”). This Schedule TO relates to an offer by the Company to all holders of the Company’s outstanding public warrants (the “Public Warrants”), private warrants (the “Private Warrants”), underwriter warrants (the “Underwriter Warrants”), OTM Warrants (the “OTM Warrants” and together with the Private Warrants and the Underwriter Warrants, the “Private Placement Warrants”) and PIPE warrants (the “PIPE Warrants” and, together with the Public Warrants and the Private Placement Warrants, the “Warrants”), each to purchase shares of the Company’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.20 shares of Class A Common Stock in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated June 3, 2024 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).
Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to (i) amend (the “IPO Warrant Amendment”) that certain warrant agreement governing the Public Warrants and the Private Placement Warrants, dated as of April 8, 2021, by and between the Company (as successor to Aldel Financial Inc. (“Aldel”)) and Continental Stock Transfer & Trust Company (“CST”), as warrant agent (the “IPO Warrant Agreement”), and (ii) amend (the “Business Combination Warrant Amendment” and together with the IPO Warrant Amendment, the “Warrant Amendments”) that certain warrant agreement governing the PIPE Warrants, dated as of December 2, 2021, by and between the Company and CST (the “Business Combination Warrant Agreement”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.18 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.
Pursuant to the terms of the IPO Warrant Agreement, the proposed IPO Warrant Amendment requires the vote of both (i) at least 50% of the Public Warrants outstanding and (ii) at least 50% of the Private Placement Warrants outstanding. Pursuant to the terms of the Business Combination Warrant Agreement, the proposed Business Combination Warrant Amendment requires the vote of at least 50% of the PIPE Warrants outstanding.
The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet.
The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)Name and Address.    The name of the issuer is Hagerty, Inc. The Company’s principal executive offices are located at 121 Drivers Edge, Traverse City, Michigan 49684, and our telephone number is (800) 922-4050.
(b)Securities.    Each Warrant entitles the holder to purchase one share of our Class A common stock at a price of $11.50 per share for the Public Warrants, the Private Warrants, the Underwriter Warrants and the PIPE Warrants or $15.00 per share for the OTM Warrants, subject to adjustment. The Public Warrants are quoted on the NYSE under the symbol “HGTY.WS.” The PIPE Warrants may appear in quotations on the OTC Pink Market under the symbol “HGTPW.” As of May 15, 2024, a total of 19,483,539 Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 3,896,707 shares of our Class A Common Stock in exchange for all of our outstanding Warrants.
(c)Trading Market and Price.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
(a)Name and Address.    The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s executive officers and directors as of May 31, 2024 are listed in the table below.

Name	Position
McKeel Hagerty	CEO and Chairman of the Board
Patrick McClymont	Chief Financial Officer
Collette Champagne	Chief Human Resources Officer and Chief Administrative Officer
Diana Chafey	Chief Legal Officer and Corporate Secretary
Charles Favour	Chief Underwriting Officer
Jeff Briglia(1)	President of Insurance
Paul Rehrig	President, Media & Entertainment
Kenneth Ahn	President, Marketplace
Russell Page	Chief Information Officer
Mike Crowley	Director
Laurie Harris	Director
Rob Kauffman	Director
Sabrina Kay	Director
Mika Salmi	Director
Bill Swanson	Director
Randall Harbert	Director
____________
(1)On May 31, 2024, the Company announced the appointment of Jeff Briglia as its President of Insurance, effective July 1, 2024.
The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)Material Terms.    The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.
(b)Purchases.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations, and Agreements.
(a)Agreements Involving the Subject Company’s Securities.    The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Transactions and Agreements Concerning Our Securities” and “Description of Securities” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Person Transactions” in our Proxy Statement on Schedule 14A, filed on April 25, 2024, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
(a)Purposes.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.
(b)Use of Securities Acquired.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.
(c)Plans.    Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of its controlling persons, has any plans, proposals, or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The New York Stock Exchange; (7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws, or other governing instruments or other actions that could impede the acquisition of control of the Company.
Item 7. Source and Amount of Funds or Other Consideration.
(a)Source of Funds.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Source and Amount of Funds” is incorporated herein by reference.
(b)Conditions.    Not applicable.
(c)Expenses.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Source and Amount of Funds” is incorporated herein by reference.
(d)Borrowed Funds.    Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)Securities Ownership.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” and “Beneficial Ownership of Securities” is incorporated herein by reference.
(b)Securities Transactions.    Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Transactions and Agreements Concerning Our Securities,” which is incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of any of its controlling persons, has engaged in any transactions in the Company’s Warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated, or Used.
(a)Solicitations or Recommendations.    The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the information agent, the consent solicitor, or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.
Item 10. Financial Statements.
(a)Financial Information.    The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.
(b)Pro Forma Information.    Not applicable.
Item 11. Additional Information.
(a)Agreements, Regulatory Requirements, and Legal Proceedings.
(1)The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Person Transactions” in in our Proxy Statement on Schedule 14A, filed on April 25, 2024, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.
(2)The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.
(3)Not applicable.
(4)Not applicable.
(5)None.
(b)Other Material Information.    Not applicable.
Item 12. Exhibits.
(a)Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Company’s Registration Statement on Form S-4, filed with the SEC on June 3, 2024).
(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 3, 2024).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 3, 2024).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 3, 2024).

(a)(1)(E)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 3, 2024).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(5)	Press Release, dated June 3, 2024 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on June 3, 2024).
(b)	Not applicable.
(c)	Not applicable
(d)(i)
Business Combination Agreement, dated as of August 17, 2021, by and among Aldel Financial Inc. Aldel Merger Sub LLC and The Hagerty Group, LLC (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on August 18, 2021).

(d)(ii)
Third Amended and Restated Certificate of Incorporation of the Company, dated December 2, 2021 (incorporated by reference to Exhibit 3.1 of the Company’s Amendment No.3 to Form S-1 (File No. 333-261810), filed with the SEC on January 20, 2023).

(d)(iii)	Amended and Restated By-Laws of the Company, dated December 2, 2021 (incorporated by reference to Exhibit 3.2 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).
(d)(iv)
Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company dated June 23, 2023 (incorporated by reference to Exhibit 3.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on June 23, 2023).

(d)(v)	Form of Class A Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).
(d)(vi)	Form of Class V Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).
(d)(vii)	Form of Warrant Certificate of the Company (incorporated by reference to Exhibit 4.3 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).
(d)(viii)
Warrant Agreement, dated April 8, 2021, between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 333-253166), filed with the SEC on April 13, 2021).

(d)(ix)
Warrant Agreement, dated December 2, 2021, between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.5 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).

(d)(x)
Form of Subscription Agreement, dated as of August 17, 2021, by and between the Company and certain institutional and accredited investors party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on August 18, 2021).

(d)(xi)
Amended and Restated Registration Rights Agreement, dated as of August 17, 2021, among the Company, Aldel Investors LLC, FG SPAC Partners LP, ThinkEquity, a division of Fordham Financial Management, Inc., HHC, State Farm Mutual Automobile Insurance Company, Markel Corporation, and certain other parties (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on August 18, 2021).

(d)(xii)
Investor Rights Agreement, dated as of August 17, 2021, among Hagerty Holding Corp., State Farm Mutual Automobile Insurance Company, Markel Corporation and the Company (incorporated by reference to Exhibit 10.8 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on August 18, 2021).

(d)(xiii)
Tax Receivable Agreement, dated as of December 2, 2021, by and between the Company, Hagerty Holding Corp. and Markel Corporation (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).

(d)(xiv)
Amendment No. 1 to Tax Receivable Agreement, dated as of June 23, 2023, by and among the Company, The Hagerty Group, LLC, Hagerty Holding Corp. and Markel Group Inc (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on June 23, 2023).

(d)(xv)
Sixth Amended and Restated Limited Liability Company Agreement of The Hagerty Group, LLC, dated December 18, 2023 (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 22, 2023).

(d)(xvi)
Sponsor Warrant Lock-Up Agreement, dated as of December 2, 2021, by and among the Company, Aldel Investors LLC and FG SPAC Partners, LP (incorporated by reference to Exhibit 10.7 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).

(d)(xvii)
Amended and Restated Exchange Agreement, dated as of March 23, 2022, by and among the Company, The Hagerty Group, LLC, Markel Corporation, and Hagerty Holding Corp. Form of Indemnification Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.8 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 14, 2023).

(d)(xviii)
Form of Indemnification Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.9 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).

(d)(xix)	Hagerty, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).
(d)(xx)	Hagerty, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).
(d)(xxi)
Securities Purchase Agreement, dated as of June 23, 2023, by and among the Company, State Farm Mutual Automobile Insurance Company, Markel Group Inc., McKeel O Hagerty Revocable Trust dated September 18, 2003, and First Restated Tammy J. Hagerty Revocable Trust dated September 2, 2004 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on June 23, 2023).

(d)(xxii)
Registration Rights Agreement, dated as of June 23, 2023, by and among the Company, State Farm Mutual Automobile Insurance Company, Markel Group Inc., McKeel O Hagerty Revocable Trust dated September 18, 2003, and First Restated Tammy J. Hagerty Revocable Trust dated September 2, 2004 (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on June 23, 2023).

(d)(xxiii)
Employment Agreement, dated as of August 16, 2021, by and between The Hagerty Group, LLC and Paul E. Rehrig (incorporated by reference to Exhibit 10.12 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).

(d)(xxiv)
Amendment to Employment Agreement, dated January 1, 2023, by and between the Company and Paul E. Rehrig (incorporated by reference to Exhibit 10.13 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 14, 2023).

(d)(xxv)
Employment Agreement, dated as of January 1, 2018, by and between Hagerty Holding Corp. and McKeel O Hagerty (incorporated by reference to Exhibit 10.13 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).

(d)(xxvi)
Amendment to Employment Agreement, dated March 10, 2023, by and between the Company and McKeel O Hagerty (incorporated by reference to Exhibit 10.15 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 14, 2023).

(d)(xxvii)
Employment Agreement, dated August 19, 2022, by and between the Company and Patrick McClymont (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on August 23, 2022).

(d)(xxviii)
Amendment to Employment Agreement, dated January 1, 2023, by and between the Company and Patrick McClymont (incorporated by reference to Exhibit 10.17 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 14, 2023).

(d)(xxix)
Employment Agreement, dated December 1, 2021, by and between the Company and Kenneth Ahn (incorporated by reference to Exhibit 10.18 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 14, 2023).

(d)(xxx)
Amended and Restated Employment Agreement, dated January 1, 2023, by and between the Company and Kenneth Ahn (incorporated by reference to Exhibit 10.19 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 14, 2023).

(d)(xxxi)
Executive Retention, Transition and Release Agreement, dated July 31, 2023, by and between The Hagerty Group, LLC and Barbara Matthews (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on August 2, 2023).

(d)(xxxii)
Employment Agreement, dated August 1, 2023, by and between the Company and Diana Chafey (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q (File No. 001-40244), filed with the SEC on November 8, 2023).

(d)(xxxiii)
Sixth Amendment to Amended and Restated Credit Agreement, dated as of January 31, 2023, among The Hagerty Group LLC, and JPMorgan Chase Bank, N.A., as Administrative Agent to the Lenders (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-40244), filed with the SEC on May 9, 2023).

(d)(xxxiv)
Seventh Amendment to Amended and Restated Credit Agreement, dated as of April 7, 2023, among The Hagerty Group LLC, and JPMorgan Chase Bank, N.A., as Administrative Agent to the Lenders (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-40244), filed with the SEC on May 9, 2023).

(d)(xxxv)
Eighth Amendment to Amended and Restated Credit Agreement, dated as of June 15, 2023, among The Hagerty Group LLC, Broad Arrow Capital Europe Limited, Broad Arrow Capital UK Limited, the Lenders party hereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-40244), filed with the SEC on August 8, 2023).

(d)(xxxvi)
Ninth Amendment to Amended and Restated Credit Agreement, dated as of September 19, 2023, among The Hagerty Group LLC, Broad Arrow Capital Europe Limited, Broad Arrow Capital UK Limited, the Lenders party hereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 of the Company’s Form 10-Q (File No. 001-40244), filed with the SEC on November 8, 2023).

(d)(xxxvii)
Tenth Amendment to Amended and Restated Credit Agreement, dated as of November 28, 2023, among The Hagerty Group, LLC, the Foreign Subsidiary Borrowers party hereto, the Lenders party hereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 1, 2023).

(d)(xxxviii)
Fifth Amended and Restated Master Alliance Agreement between the Company, The Hagerty Group, LLC, and Markel Corporation, dated December 18, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 22, 2023).

(d)(xxxix)
Form 1 of Restricted Stock Unit Agreement pursuant to the Hagerty, Inc. 2021 Stock Incentive Plan (incorporated by reference to Exhibit 99.3 of the Company's Form S-8 (File No. 333-263989), filed with the SEC on March 30, 2022).

(d)(xl)
Form 2 of Restricted Stock Unit Agreement pursuant to the Hagerty, Inc. 2021 Stock Incentive Plan (incorporated by reference to Exhibit 99.4 of the Company's Form S-8 (File No. 333-263989), filed with the SEC on March 30, 2022).

(d)(xli)
Performance Restricted Stock Unit Agreement pursuant to the Hagerty, Inc. 2021 Stock Incentive Plan (incorporated by reference to Exhibit 99.5 of the Company's Form S-8 (File No. 333-263989), filed with the SEC on March 30, 2022).

(d)(xlii)
Amended and Restated Annual Incentive Plan of The Hagerty Group, LLC., effective January 1, 2023, (incorporated by reference to Exhibit 10.33 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 12, 2024).

(d)(xliii)
Amended and Restated Deferred Incentive Awards Plan of Hagerty Insurance Agency, LLC., effective January 1, 2019 (incorporated by reference to Exhibit 10.34 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 12, 2024).

(d)(xliv)
Eleventh Amendment to Amended and Restated Credit Agreement, dated as of May 29, 2024, among The Hagerty Group, LLC, Wells Fargo Bank, National Association, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on May 31, 2024).

(d)(xlv)
Employment Agreement, effective as of July 1, 2024, by and between the Company and Jeff Briglia (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K (File No. 001-40244), filed with the SEC on May 31, 2024).

(d)(xlvi)	Tender and Support Agreement, dated June 3, 2024, by and among Hagerty, Inc. and the warrant holders party thereto.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Tax Opinion of DLA Piper LLP (US) (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 3, 2024).

(b)Filing Fee Exhibit.
Filing Fee Table.
Item 13. Information Required By Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 3, 2024

HAGERTY, INC.

By:	/s/ McKeel O Hagerty
Name:	McKeel O Hagerty
Title:	Chief Executive Officer